UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Tower Group, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

891777 10 4

 (CUSIP Number)

December 31, 2007

(Date of Event Which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89177 10 4	13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael H. Lee
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	2,867,867
	6.	SHARED VOTING POWER	90,000
	7.	SOLE DISPOSITIVE POWER	2,867,867
	8.	SHARED DISPOSITIVE POWER	90,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		2,957,867
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		12,63%
12.	TYPE OF REPORTING PERSON*		IN

Item 1(a).	Name of Issuer:
Tower Group, Inc., a Delaware Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:
120 Broadway, 31st Floor New York, NY 10271

Item 2(a).	Names of Persons Filing:
Michael H. Lee

Item 2(b).	Address of Principal Business Office or, if none, Residence:
120 Broadway, 31st Floor New York, NY 10271

Item 2(c).	Citizenship:
United States of America

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
891777 10 4

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

Item 4.	Ownership.

(a)	Amount Beneficially Owned:	2,957,867

(b)	Percent of Class:	12.63%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 2,867,867

(ii) Shared power to vote or to direct the vote: 90,000 shares issuable upon the exercise of stock options held by Helen Lee, Mr. Lee’s wife

(iii) Sole power to dispose or to direct the disposition of: 2,867,867

(iv) Shared power to dispose or to direct the disposition of: 90,000 shares issuable upon the exercise of stock options held by Helen Lee, Mr. Lee’s wife

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	February 8, 2008

By:	/s/ Michael H. Lee
	Name:	MICHAEL H. LEE
	Title:	President, CEO & Chairman of the Board

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